Exhibit 2.69

ROSS MILLER Secretary of State	STATE OF NEVADA	Commercial Recordings Division 201 N. Carson Street Carson City, NV 89701-4069 Telephone (775) 684-5708 Fax (775) 684-7138

SCOTT W. ANDERSON Deputy Secretory for Commercial Recordings		S
TERRY GABBY	OFFICE OF THE SECRETARY OF STATE	Job Number: C20131203-3285 December 4, 2013

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Designation	20130791366-58	11/27/2013 1:15:14 PM	1	$175.00	$175.00

Total					$175.00

Payments

Type	Description	Amount

Credit	xxxxxxxxxxxxxxx	$175.00
Total		$175.00

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ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz

	Entity # C14934-1996	Document Number 20130791366-58
Certificate of Designation	/s/ Dean Heller	Filing Date and Time
(PURSUANT TO NRS 78.1955)	Dean Heller	11/27/2013 1:15 PM
	Secretary of State	Entity# C14934-1996
State of Nevada

Certificate of Designation

For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.  Name of corporation:

Global Entertainment Holdings, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions, and relative rights of the following class or series of stock:

The designation of this series of preferred stock which consists of 10,000 shares,is the Series D Convertible Participating Preferred Stock, $100 Stated Value, $.001 par value (the “Series D Preferred Stock”) and the face amount shall be One Hundred ($100.00) Dollars per share (the “Stated Value”), or an aggregate series value of One Million ($1,000.000) Dollars in Stated Value.

3. Effective date of filing: (optional)	NOvember 26, 2013
(must not be later than 90 days after the certificate is filed)

4.  Officer Signature:                 /s/ Terry Gabby

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

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CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS
of
SERIES D CONVERTIBLE PARTICIPATING PREFERRED STOCK
of
GLOBAL ENTERTAINMENT HOLDINGS, INC.
a Nevada Corporation

Pursuant to Section 78.196 of the
Nevada Revised Statutes

Global Entertainment Holdings, Inc., a corporation organized and existing under the laws of the State of Nevada (the "Company"),. hereby certifies that the following resolution providing for the issuance of a series of shares of its Preferred Stock, to be designated the Series D Convertible Participating Preferred Stock, $100 Stated Value, $.001 par value, was adopted by the Board of Directors of the Company pursuant to the authority granted to the Board of Directors by the Company's Articles of Incorporation, as required by Section 78.196 of the Nevada Revised - Statutes.

RESOLVED, that pursuant to the authority granted to the Board of Directors in accordance with the provisions of the Company's Articles of Incorporation, the Board of Directors hereby authoring a series of the Company's Preferred Stock, and hereby stares the designation and number of shares and fixes and relative rights, preferences, privileges and restriction thereof as follows in this Certificate of Designations, Preferences and Rights (the "Certificate"):

1.       Designation and Amount.

The designation of this series of preferred stock, which consists of 10,000 shares, is the Series Convertible Participating Preferred Stock, $100 Stated Value, $.001 par value (the "Series D Preferred Stock") and the face amount shall be One Hundred ($100.00) Dollars per share (the “Stated Value”), or an aggregate series value of One Million ($1,000,000) Dollars in Stated Value.

2.       Definitions.

For the purposes of this Resolution the following definitions shall apply:

(a)	"Board" shall mean the Board of Directors of the Company,

(b)	"Company" shall mean Global Entertainment Holdings. Inc., a Nevada corporation.

(c)	"Preferred Stock" shall refer to Series D Convertible Participating Preferred Stock, 5100 Stated Value.

(d)	"Common Stock: shall refer to the Company's $0.001 par value common stock.

(e)	"Stated Value" shall be $100.00 per share stated liquidation value.

(f)	"Subsidiary" shall mean any corporation at least 50% of whole outstanding voting stock shall at the time be owned directly or indirectly by the Company or by one or more Subsidiaries.

(g)	"Securities Act" shall mean the Securities Act of 1933. as amended.

(h)	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

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3.       Dividends and Preferred Dividends.

(a)       The Holders of Preferred Stock shall be entitled to receive, on an annual basis, pro-rata, a preferred, participating distribution equal to up to ten percent (10%) of the net profits of the Company's wholly-owned subsidiary corporation. You've Got the Part, Inc. (YGIP"). Such preferred distribution shall be calculated by the Company on an annual basis and paid to Holders of Preferred Stock within ninety (90) days of the close of YGtP's fiscal year. Net profits shall be determined by the Company in accordance with generally accepted accounting standards and the Company's determination of net profits shall be final and binding, absent manifest error. Because the Company shall provide certain management services to YGtP. for purposes of calculating the 10% of net profits participating dividend to Holders of the Series D Preferred Stock at the end of each fiscal year, the Company's allocation of general and administrative expenses shall not exceed 20% of YGtP's net profits. and any amount in excess thereof shall be excluded from the calculation of such 10% of the net profits participating dividend to the Holders of Series D Preferred Stock.

For purposes of this provision, and for the avoidance of doubt, net profits shall be paid pro-rata to Holders of Preferred Stock based upon the percent of Series D Preferred Shares issued and outstanding. Specifically, each share of Series D Preferred Stock issued and outstanding will be entitled to receive one-ten thousandth (1\10,000th) of the net amount to be distributed as a participating dividend. For example, 5,000 shares of Series D Preferred Stock are issued and outstanding (50% of the series), a Holder owns 1,000 shares, and net profits of YGP are $1,000,000, such Holder would be entitled to receive a preferred distribution of $10.000 (i.e., 10% of $1,000.000 - $100,000; dividend with 50% outstanding = $50,000; 1,000 shares out of 5,000 shares 20%).

(b)       The holders of outstanding Series D Preferred Stock (each, a "Holder") shall be entitled (Without any conversion to Common Stock or change. in their rights as holders of Preferred Stock) to participate, in dividends, or other distributions of whatever nature, paid on outstanding shares of Common Stock (a "Common Stock Dividend") as though they were the holders of the number of shares of Common Stock into which their shares of Preferred Stock are convertible pursuant to Section 4 on the record date fixed for the determination of the holders of Common Stock entitled to receive a distribution. Common Stock Dividends, including the participation interest of the Preferred Stock shall only be paid if, when and as the Board shall in their sole discretion deem advisable. and only from the act profits or surplus of the Company as such shall be fixed and determined by the Board. determination of the Board at any time of the amount of net profits or surplus available for dividend shall be binding and conclusive on the holders of all of the capital stock of the Company at the time outstanding.

(c)       In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right. the Company shall mail to each holder of Series D Preferred Stock. at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend distribution or right, and the amount and character of such dividend distribution or right.

4.       Priority on Liquidation.

(a)       Payment Upon Dissolution. Etc. Upon the occurrence and continuation of (i) any insolvency or bankruptcy proceedings, or any receivership. liquidation reorganization or other similar proceedings in connection therewith, commenced by the Company or by its creditors and not dismissed within 90 days following such commencement, as such, or relating to its assets or (ii) the dissolution or other winding up of the Company whether total or partial, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy proceedings, or (iii) any assignment for the benefit of creditors or any marshalling of any assignment for the benefit of creditors or any marshalling of the material assets or material liabilities of the Company (a “Liquidation Event"), no distribution shall be made to the holders of any shuts of capital stock, other that stock that ranks (i) senior to the Series D Preferred Stock: or (ii) pari passu with the Series D Preferred Stock, Holders of any shares of stock which have liquidation preferences, and (2) each Holderr shall have received the Liquidation Preference (as defined below) with respect to each share of Series D Preferred Stock then held by such Holder. In the event that upon occurrence of a Liquidation Preference. the assets available for distribution to the Holders of the Series D Preferred Stock and to the holders of any pan passu securities are insufficient to pay the liquidation preference with respect to all of the outstanding shares of Series D Preferred Stock and of such pari passu securities. such assets will be distributed ratably among such shares in proportion to the ratio that the liquidation preference payable on each such share bears to the aggregate liquidation preference payable on all such shares.

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(b)       After Dissolution. After the payment of the full liquidation preference of the Series D Preferred Stock as set forth in Section 3(a) above, the assets of the Company legally available for distribution in such Liquidation Event, if any, shall be distributed ratably to the holder of the Common Stock and Series D Preferred Stock on an as-if-convened to Common Stock basis until such holders of Series D Preferred Stock have received pursuant to Section 3(a) above and this Section 3(b) an aggregate amount per share of Series D Preferred Stock had been converted immediately prior to the liquidation Event; thereafter, the remaining assets of the Company legally available for distribution in such Liquidation Event, if any, shall be distributed ratably to the holder of the Common Stock.

(c)       Liquidation Preference. The “Liquidation Preference” with respect to a share of Series D Preferred Stock shall mean an amount equal to the Stated Value of such share, plus any accrued and unpaid Preferred Dividends or other dividends thereon.

(d)       Ranking. In the event of the liquidation, dissolution, or other winding up of the Company, the Holders of the Series D Preferred Stock will be treated as (i) senior to the holders of the Common Stock and any other class or series which is not made pari passu with or senior to the Series D Preferred Stock; and (ii) junior to class or series of stock which is made senior to the Series D Preferred Stock.

5.       Conversion.

(a)       Right to Convert. Each Holder shall have the right to consent at any time after which the Conversion Price is greater than $0.50, per common share ("Minimum Price"), and from time to time thereafter, all or any whole number of shares of Series D Preferred Stock held by the Holder into such number of fully paid and non-assessable shares of Common Stock, free and clear of any liens, claims. preemptive rights or encumbrances imposed by or through the Company (the "Conversion Shares"), as is computed in accordance with the terms hereof (a “Conversion”).

(b)       Reservation of Common Stock issuable Upon Conversion. The Company shall, at all times, reserve and keep available out of its authorized but unissued shares of Common Stock, free from any preemptive rights, solely for the purpose of effecting Conversions hereunder, such number of its shares of Common Stock as shall from time to time be sufficient to effect the Conversion of all of the outstanding Series D Preferred Stock.

(c)       Conversion Notice. In order to convert shares of Series D Preferred Stock, or any portion thereof, the Holder shall send by facsimile transmission. (with a hard copy to follow by Overnight Delivery or Certified or Registered First Class Mail), at any time prior to 4:59 p.m., local New York. New York U.S. time. on the date on which the Holder wishes to effect such Conversion (the "Conversion Date"), a notice of conversion to the Company and to its designated transfer agent for the Common Stock (the “Transfer Agent”) stating the number of shares of Series D Preferred Stock to be converted, (a “Conversion Notice"). The Holder shall thereafter send the original of such certificate and certificates by a reputable, national overnight delivery service to the Company or Transfer Agent, as instructed by the Company.

(d)       Number of Conversion Shares: Conversion Premium. The number of shares of Common Stock into which each share of Series D Preferred Stock is convertible shall be determined by dividing $130.00 (the $100 Stated Value, plus a $30 conversion premium) by the average of the closing bid prices for the Company's shares, for the fifteen (15) days preceding the Conversion Notice Date, as determined by reference to the recorded price of the Company's shares on the OTC or other exchange (the "Conversion Price"), which shall not be less than the Minimum Price ($.050), and subject to adjustment as provided herein.

(e)       Delivery of Common Stock Upon Conversion. Following receipt of a Conversion Notice, the Company shall, no later than the close of business on the fifteenth (15th) business day following the Conversion Date set forth in such Conversion Notice, issue and deliver or cause to be delivered to the Holder the number of Conversion Sham determined as provided herein. Conversion Shares delivered to the Holder shall contain such restrictive legends as deemed necessary or appropriate by counsel to the Company, if the number of shares of Series D Preferred Stock to be converted is less than the number of shares of stock on the certificate or certificates delivered to the Company, then the Company shall, along with the certificate, for the Conversion Shares, issue and deliver a certificate for the number of shares of Series D Preferred Stock which are not converted. The certificates so delivered shall be in such denominations as may be requested by .the Holder and shall be registered in the name of the Holder or such other name as shall be designated by the Holder. If a certificate of Series D Preferred Stock shall have been exercised only in part, them the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new certificate representing the number of shares with respect to which the Series D Preferred Stock shall not then have been exercised. In addition to all other available remedies at law or in equity, if the Company fails to deliver certificates for the Conversion Shares within fifteen (15) business days after the certificate of Series D Preferred Stock is exercised, then the Company shall pay to the Holder in cash a penalty (the “Penalty”) equal to 1% of the number of Conversion Shares that the Holder is entitled to multiplied by the Market Price (as hereinafter defined) for each day that the Company fails to deliver certificates for the Conversion Shares. For example, if the Holder is entitled to 100.000 Conversion Shares and the Market Price is $2.00, then the Company shall pay to the Holder $2,000 for each day that the Company fails to deliver certificates for the Conversion Shares. The Penalty shall be paid to the Holder by the fifth (5th) business day or the month following the month in which it has accrued.

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(f)       Fractional Shares. If' any Conversion under this Section 5 or any adjustment under Section 6 would create a fraction share of Common Stock. the Company shall round the number of shares to be received to the nearest whole. share (with .5 shares being rounded up to the next whole share).

6.       Adjustments to Minimum Price and Certain Conversions.

(a)       Adjustment to Minimum Price. If (i) the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, reclassification or other similar event. the Minimum Price (i.e., $0.50) shall be proportionately reduced, or (ii) the number of outstanding shares of Common Stock is decreased by a reverse stock split. combination or reclassification of shares or other similar event, the minimum Price shall be proportionately increased. In such event the Company shall notify the Transfer Agent and the Series D Preferred Stock Holders of such change on or before the effective date thereof.

(b)       Adjustment Due to Merger. Consolidation. etc. If there shall be a merger, consolidation. exchange of shams, recapitalization. reorganization, redemption or other similar event, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity, or there is a sale of all or substantially all of the Company's assets to the Holders of the Common Stock. then each Series D Preferred Stock Holder shall thereafter have the right to receive, upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately therefore issuable upon Conversion. such stock. securities and/or other assents, if any, which such holder would have been entitled to receive in such transaction had such Series D Preferred Stock been converted to Common Stock immediately prior to such transaction, and in any such case appropriate provisions shall be made with respect to the rights and interests of such Holder to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Minimum Price) shall thereafter be applicable as nearly as may be practicable in relation to any securities thereafter deliverable upon a Conversion. The Company shall not consummate any transaction described in this Section 6(b) unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligations of the Company under this Certificate for the Series D Preferred Stock.

7.       Voting Rights.

(a)       General. Other than the rights expressly provided for herein or provided by law, Holders of the Series D Preferred Stock shall not have any voting rights. In any vote or action of the Holders of the Series D Preferred Stock voting together as a separate class required by law, each share of issued and outstanding Series D Preferred Stock shall entitle the Holder thereof to one vote per share.

(b)       Protective Provisions. So long as any Series D Preferred Stock is outstanding, the Company shall not, without the approval by vote or written consent of the Holders of not less than a majority of the then outstanding shares of Series D Preferred Stock, amend, waive or repeal any provisions of, or add any provision to these Articles of Designations; provided, however, that written consent of all Holders of SeriesD Preferred Stock shall be required with respect to any changes that would be detrimental to the rights, or treat any one Holder of Series D Preferred Stock under these Articles of Designation disproportionately with respect to such rights of the other Holders of Series D Preferred Stock.

8.       No Preemptive Rights. No Holder of the Series D Preferred Stock of the Company shall be entitled, as of right, to purchase or subscribe for any part of the unissued stock of the Company or of any stock of the Company to be issued by reason of any increase of the authorized capital stock of the Company, or to purchase or subscribe for any bonds, certificates of indebtedness, debentures or other securities convertible into or carrying options or warrants to purchase stock or other securities of the Company or to purchase or subscribe for any, stock of the Company purchased by the Company or by its nominee or nominees or to have any, other preemptive rights now or hereafter defined by, the laws of the State of Nevada.

9.       No Reissuance of Series D Preferred Stock. No share or shares of Series D Preferred Stock acquired by the Company by reason of purchase. conversion, or otherwise shall be reissued, and all such shares shall be canceled, retired and returned to the Company's treasury as authorized, but unissued, preferred stock.

10.       Protective Provisions. So long as any of the shares of Series D Preferred Stock are outstanding and have not been converted into Common Stock the Company shall not. without first obtaining the approval (by vote or written consent, as provided by law) of the Holders of at least a majority of the then

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(i)	amend or repeal any provision of the Company's Articles of Incorporation or Bylaws if such action would alter or change in a manner adverse to the interest of Holders of Series D Preferred Stock the designations, preferences and relative, participating. optional and other special rights, or the restrictions provided for the benefit of the Series D Preferred Stock:

(ii)	authorize or issue shares of any new class of stock having a preference over the Series D Preferred Stock with respect to participating dividends or assets: or

(iii)	pay or declare any dividend on shares of Common Stock if current dividends on the SeriesD Preferred Stock remain unpaid, except dividends paid solely in Common Stock.

11.       Call Provision. The Company may, at any time after December 1, 2016, and from time to time thereafter, upon forty-five (45) days’ advanced written notice to the holders of Series D Preferred Stock, repurchase all, or part of the SeriesD Preferred Stock shares at a purchase price equal to 150% of the Stated Value, per share, times the number of shares to be repurchased as specified in said notice. The Holders of the Series D Preferred Stock shall be entitled to convert their shares into Common Stock prior to the end of said forty-five (45) day notice period.

12.       Miscellaneous

(a)       Transfer of Series I) Preferred Stuck. Any Holder may sell, transfer or otherwise dispose of all or any portion of the shares of Series D Preferred Stock to any person or entity as long as such sale, transfer or disposition is the subject of an effective registration statement under the Securities Act or such Holder delivers an opinion of counsel satisfactory to the Company, to the effect that such sale, transfer, or disposition is exempt from registration thereunder: provided that no such opinion shall he required in the event of a sale by Holder to an affiliate, or if the Company shall waive said opinion requirement in its sole discretion.

(b)       Lost or Stolen Certificate. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of a certificate representing shares of Series D Preferred Stock. and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactorily to the Transfer Agent for the Company, or the Company in its sole discretion, and upon surrender and cancellation or such certificate if mutilated, the Company shall execute and deliver to the Holder a new certificate identical in all respects to the original certificate.

(c)       Notices. Except as otherwise specified herein, any notice, demand or request required or permitted to be given pursuant to the terms of this Certificate shall be in writing and shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with a hard copy to follow) on or before 5:00 p.m. New York, New York U.S. time, on a business day or. if such day is not a business day. on the next succeeding business day, or (ii) on the next business day after time) delivery to an overnight courier, or (iii) if to the Company, on the third business day after deposit in the U.S. mail by certified or registered mail, return receipt requested, postage prepaid. or (iv) if to the Holder, when deposited in the U.S. mail (first class, certified or registered) addressed as follows:

If to the Company:

Global Entertainment Holdings, Inc.

2375 E. Tropicana Avenue

Suite 8-259

Las Vegas. Nevada 89119

Facsimile: 818-827-0900

or, such other address and facsimile number as the Company shall designate from time to time as its central office and main facsimile number; and

If to any Holder.    to such address as registered on the books of the Company for issuance of a certificate representing their shares, or as shall be designated. from time to time. by such Holder in writhing to the Company.

IN WITNESS WHEREOF, the Company has executed this Certificate this 25th of day of November, 2013.

GLOBAL ENTERTAINMENT HOLDINGS, INC.

By: /s/ Gary Rasmussen
Name: Gary Rasmussen
Title: Chief Executive Officer

ATTEST:

By: /s/ Terry Gabby

Name: Terry Gabby

Title: Secretary